EXHIBIT 21.1

SUBSIDIARIES OF REGISTRANT

Name	State or Other Jurisdiction of Incorporation or Organization	Names Under Which Subsidiary Does Business
Fate Therapeutics (UK) Ltd.	United Kingdom	Fate Therapeutics (UK) Ltd.

Fate Therapeutics (Canada) Inc.	Canada	Fate Therapeutics (Canada) Inc.

Destin Therapeutics Inc.	Canada	Destin Therapeutics Inc.